Contact: Robert Crooke                                         Tel: 212-603-3587
         Vice President, Media Relations, Reuters America Inc.
         robert.crooke@reuters.com

         For E*TRADE:
         Ken Sporleder                                Tel: 650-328-5555, ext.129
         Neale-May & Partners
         ksporled@nealemay.com

         Doug Hendrix                                 Tel: 650-328-5555, ext.115
         Neale-May & Partners
         dhendrix@nealemay.com


               E*TRADE AND REUTERS ANNOUNCE GLOBAL AGREEMENT FOR
                   DELIVERY OF FINANCIAL NEWS AND MARKET DATA

PALO ALTO, CA and NEW YORK, April 6, 1999 - E*TRADE(R) Group Inc.(NASDAQ: EGRP) and Reuters (NASDAQ: RTRSY) today announced that Reuters will be the primary provider of financial news and market data to E*TRADE-branded investment services web sites worldwide. This is the first such global agreement Reuters has signed with an online financial services company. The multi-year agreement furthers E*TRADE's global strategy to provide investors with superior financial content, tools and services for managing their investments. Financial terms of the agreement were not disclosed.

Under the agreement, Reuters - through its Reuters Investor service - will provide customers and members of E*TRADE-branded web sites with domestic and international equities news, company news by country and delayed and/or real-time quotes on stocks, indexes and derivatives. Overviews of the foreign exchange, money and commodities markets are also provided.

"This agreement brings together two leaders in the online financial services markets," said Christos M. Cotsakos, chairman and chief executive officer of E*TRADE. "By collaborating with Reuters, we not only maintain our strategy of providing individual investors worldwide with up-to-date, accurate financial market information, but also ensure the continuity of that information regardless of location or time of day. We believe Reuters is an ideal complement to our global expansion strategy and we look forward to a long, successful alliance."

Reuters Chief Executive Peter Job said, "The rapidly growing international market of people who are managing their own investments represents a significant opportunity for our information and software products. We welcome this agreement because it complements Reuters global strategy and allows us the opportunity to work with a dynamic and well-branded e-commerce success story. Our high quality news in 22 languages and financial information from all the major markets will be a valuable asset for E*TRADE in their international growth strategy."

E*TRADE intends to make the Reuters Investor service available on the Destination E*TRADE web site in the United States and its international sites, including E*TRADE Canada, E*TRADE Australia and CPR-E*TRADE (France), during calendar year 1999. New international E*TRADE web sites are expected to receive the service as they come online.

Under its current international expansion plan, E*TRADE has signed licensing and joint venture agreements which, when and if fully implemented, will cover the top 20 markets around the world. Reuters will provide each country's E*TRADE customers with domestic and international financial data in the country's primary language, as available.

Reuters is a leading provider of news, financial information and software solutions for the online investing industry. Its Reuters Investor service offers a series of online news and data packages to banks and brokerages. Reuters markets these services through Reality Online Inc., a subsidiary based in Norristown, Pa.

END

EDITORS NOTE

E*TRADE
A leading branded provider of online investing services, E*TRADE has established a popular destination Web site for self-directed investors. The Company offers independent investors the convenience and control of automated stock, options and mutual funds order placement at low commission rates.

In addition, E*TRADE has a suite of value-added products and services that can be personalized, including portfolio tracking, real-time stock quotes, Smart Alerts, market commentary and analysis, news, investor community areas and other information services. E*TRADE was the first securities and financial services company to be awarded the CPA WebTrust seal of assurance by the American Institute of Certified Public Accountants (AICPA). E*TRADE also was ranked the number one overall online brokerage service in two consecutive quarterly reviews conducted by Gomez Advisors, a leading independent authority devoted to online financial services (Q3/Q4 1998).

In October 1998, the E*TRADE Web site was named the number one online investing site in an international survey of the industry's top 20 Internet brokerage firms by Lafferty Information and Research Group, a global provider of high-value and business information research.

Investors can access E*TRADE at www.etrade.com on the Internet and through many other electronic channels and online services, including AOL (Keyword: E*TRADE) and via the TELE*MASTER interactive telephone system. E*TRADE Securities Inc. (Member NASD/SIPC), and its parent company, E*TRADE Group Inc., are headquartered in Palo Alto, Calif.

REUTERS
Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching over 485,000 users in 57,900 locations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses Internet technologies for wider distribution of information and news. The Group employed 16,938 staff in 218 cities in 96 countries at December 31, 1998. Reuters is the world's largest news and television agency with 2,072 journalists, photographers and camera operators in 182 bureaus serving 157 countries. News is published in 22 languages. For more details see www.reuters.com/aboutreuters.

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.

--------------------------------------------------------------------------------

IMPORTANT NOTICE
E*TRADE is a registered trademark of the Company. All other Trademarks are properties of their respective owners. The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, market acceptance of the new E*TRADE destination Web site, anticipated increases in the rate of new customer acquisition, the conversion of new visitors to the site to customers, seasonality, the development of new products and services, the enhancement of existing products and services, competitive pressures (including price competition), system failures, economic and political conditions, changes in consumer behavior and the introduction of competing products having technological and/or other advantages. Further information about these risks and uncertainties can be found in the information included in the annual report filed by the Company with the SEC on Form 10-K (including information under the caption "Risk Factors") and quarterly reports on Form 10-Q.